

September 12, 2013

Via E-mail
Donald E. Brandt
Chairman of the Board of Directors, President and Chief Executive Officer
Pinnacle West Capital Corporation
400 North Fifth Street, P.O. Box 53999
Phoenix, Arizona 85072-3999

     Re: Pinnacle West Capital Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 22, 2013
             Definitive Proxy Statement on Schedule 14A
             Filed March 28, 2013
             File No. 001-08962

Dear Mr. Brandt:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 17

Compensation Discussion and Analysis, page 17

Performance Measures: Targets and Results, page 27

1. Please clarify whether these performance measures are the "General Performance Objectives" that you refer to on page 26 and 28 or revise to explain what this reference encompasses.

2. Please enhance your disclosure to explain how you determine whether the various targets associated with the Corporate Resources, Customer Service, Energy Delivery and Regulatory, Fossil Generation, and Palo Verde performances measures have been met. In doing so, please describe the extent to which each standard is objective or subjective and, if the former, please disclose targets and actual results for each standard. In this regard, we note the "minimum performance targets" for Fossil Generation and Palo Verde performance measures which were required to be met before any award could be made to your Named Executive Officers.

Summary of 2012 Incentive Awards, page 28

3. We note that Messrs. Brandt's and Robinson's Incentive Award Opportunities are tied to Pinnacle West's and APS's earnings, respectively. We also note that the CEO Incentive Plan and the APS Incentive Plan permit the Compensation Committee to take into account the achievement in 2012 of the General Performance Objectives by considering the Company's performance against the business unit performance measures, and that the Committee awarded Messrs. Brandt and Robinson incentive awards based on achievement of the General Performance Objectives. Please clarify the extent to which the Committee exercised subjective discretion in taking into account business unit performance measures, in addition to earnings, in determining Messrs. Brandt's and Robinson's incentive awards. In doing so, please clarify why they took into account those particular performance measures and whether they would expect to regularly take such measures into account.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: David P. Falck
        Executive Vice President & General Counsel